

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 20, 2016

Via E-mail
Krishna Shivram
Chief Financial Officer
Weatherford International public limited company
Bahnhofstrasse 1, 6340 Baar
Switzerland, CH 6340

>   **Re: Weatherford International public limited company**
>   **Form 8-K furnished May 4, 2016**
>   **File No. 1-36504**

Dear Mr. Shivram:

    We have reviewed your Form 8-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished May 4, 2016

1.   The news release provided under Exhibit 99.1 includes a table at page 2, together with an accompanying discussion of segment highlights, that presents and discusses non-GAAP amounts without an equally prominent presentation and discussion of GAAP amounts. This is inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016, particularly C&DI 102.10. Please review this guidance when preparing your next earnings release.

2.   Discussion on page 7, under the caption "Reclassifications and Non-GAAP Financial Measures", indicates that, unless explicitly stated to the contrary, all financial measures used throughout the document are non-GAAP. However, there are financial measures such as revenue which appear to be GAAP amounts but are not identified as such. Revise disclosure throughout the release to include clear, consistent identification of all GAAP and non-GAAP amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources